UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF):

08.887.330/0001-52

Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or

P.O. Box HM 2879, Hamilton HM LX Bermuda

The shareholders of Cosan Limited (“Company”) are hereby invited to gather in the Annual Shareholders’ Meeting of the Company to be held at Avenida Brigadeiro Faria Lima, 4.100,16th floor, at 10 a.m. (local time) on July 1st, 2019, in the city and state of São Paulo, Brazil (“ASM”) to consider and vote on the following agenda:

AGENDA

1.	To approve the auditor’s report and financial statements related to the fiscal year started on January 1st, 2018 and ended on December 31st, 2018.

2.	To appoint the auditors KPMG Auditores Independentes for the fiscal year ending on December 31st, 2019;

3.	To delegate the decision of the auditors’ compensation to the Board of Directors.

4.	To consider and vote on the reelection of the Class III Directors.

5.	To consider the resignation of a Class I Director and vote the election of a new Class I Director.

The Board of Directors has defined the end of trading on June 10th, 2019 as the record date for qualification of shareholders to participate and vote in the ASM.

All shareholders are invited to participate in the ASM.

São Paulo (SP), May 31st, 2019

Board of Directors

Cosan Limited.

MANAGEMENT PROPOSAL

1.     To approve the auditor’s report and financial statements related to the fiscal year started on January 1st, 2018 and ended on December 31st, 2018.

A copy of our financial statements related to the fiscal year started on January 1st, 2018 and ended on December 31st, 2018, along with the auditor’s report (“Financial Statements”), have been made available to shareholders on the Company’s website.

2.     To appoint the auditors KPMG Auditores Independentes for fiscal year 2019.

Following the recommendation of the Company’s audit committee, the Board of Directors proposes that shareholders appoint KPMG Auditores Independentes as our independent auditors for fiscal year 2019, until the 2020 ASM.

3.    To delegate the decision of the auditors’ compensation to the Board of Directors.

The shareholders present in the ASM shall also vote on whether or not to delegate to the Board of Directors the responsibility for fixing the compensation of the auditors.

4.    To consider and vote on the reelection of the Class III Directors.

In the ASM, shareholders shall also consider and vote on the reelection of the current Class III Directors, to serve a term of office until the 2022 Annual Shareholders’ Meeting:

Rubens Ometto Silveira Mello. Mr. Mello is chairman of Company’s board of directors. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 40 years of experience in the management of large companies. He served as CEO and chairman of the board of directors of Costa Pinto S.A. and is the CEO and chairman of the board of directors of Aguassanta Participações S.A., since 2001. Currently, Mr. Mello is the chairman of the boards of Cosan S.A., Companhia de Gás de São Paulo—Comgás, Rumo S.A., Cosan Logística S.A., Raízen Energia S.A., Raízen Combustíveis S.A. and Cosan Lubrificantes e Especialidades S.A.. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcelo Eduardo Martins. Mr. Martins is Company’s board member and chief financial officer and investor relations officer. He was a member of Cosan S.A.’s board of directors from March 2009 until December 2017 and member of the board of directors of Cosan Logística S.A. from April 2015 to April 2018. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. and, before joining Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007. Prior to that, Mr. Martins was head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation.

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board directors since 2007. Currently Mr. Mizutani is Raízen’s Officer. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 30 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as administrative and financial director of the group.

Vasco Augusto Pinto Fonseca Dias Júnior. Mr. Dias is Company’s board member since 2016. He has a bachelor’s degree in systems engineering from the Pontifical Catholic University of Rio de Janeiro and earned a graduate degree from the same university. He joined the Shell Group as an intern in 1979 and later became analyst and head of systems. In December 2000, he left the Shell Group to serve as Executive Officer at Companhia Siderúrgica Nacional – CSN. He returned to the Shell Group in 2005 as President for Latin America. He also served as the chief executive officer of Raízen S.A. from 2011 (at the time of the joint venture between Cosan and Shell) until March 2016.

5.    To consider the resignation of a Class I Director and vote the election of a new Class I Director.

In the ASM, shareholders shall consider the resignation of the Class I Director, Maílson Ferreira da Nóbrega, which should be in his position until the date of the ASM. Also, the shareholders shall consider and vote on the election of Mr. Nelson Luiz Costa Silva, as Class I Director, for the same term of office of other directors of the same class, or until his election is terminated in accordance with the Bye-laws.

Nelson Luiz Costa Silva. Graduated in Naval Engineering at the Polytechnic School of the University of São Paulo in 1977 and attended the CEAG (Specialization Course for Graduates) at the Fundação Getúlio Vargas in 1980. He has an extensive career of more than 40 years, 25 of which residing in Mexico, Belgium, Japan, Argentina, France, England and Portugal. He held a number of executive positions at Vale for 17 years, among them the Global Commercial Officer of Iron Ore based in Brussels, Tokyo and Rio de Janeiro. He was also CEO of ALL-América Latina Logística in Buenos Aires and managing director of Embraer Europe, in Paris. He was the president of BHP Billiton’s Aluminum Business unit and commercial officer for Iron Ore, Coal and Manganese, in London and later in Singapore. In 2009, Nelson Silva joined the BG Group as CEO in South America, including exploration and production of oil and gas in operated and non operated blocks in Brazil and Bolivia, gas distribution and offshore transshipment activities in Uruguay. He was the chairman of Comgás from October 2009 until its divestiture from BG to Cosan in November 2012. He remained CEO of BG in South America until the sale of the group to Shell in 2016. In August 2016 he was elected Chief Strategy, Organization and Management System of Petróleo Brasileiro S.A.—Petrobrás, having stayed in office until the end of 2018.Nelson is also a non-executive director and chairman of the Sustainability Committee of Compass Group PLC, listed in the London Stock Exchange.

MAKE SURE TO DATE AND SIGN THE VOTING INSTRUCTION.

☒	Votes must be checked as shown above in blue or black ink.

Proxy instruments, accompanied by their respective proof of representation and shareholding, must be delivered by June 28th, 2019, to Cosan Limited, Avenida Brigadeiro Faria Lima, 4.100, 16th floor, São Paulo, SP, Brazil, care of the Investor Relations Department.

(1)    To approve the auditor’s report and financial statements related to the fiscal year started on January 1st, 2018 and ended on December 31st, 2018.

FOR	AGAINST	ABSTENTION

(2) Election of KPMG Auditores Independentes as our independent auditors for fiscal year 2019 until the Annual Shareholders’ Meeting of 2020.

FOR	AGAINST	ABSTENTION

(3) To delegate the decision of the auditors’ compensation to the Board of Directors.

FOR	AGAINST	ABSTENTION

(4) Reelection of the Class III Directors of the Company.

FOR	ABSTENTION	*EXCEPTIONS: FOR
all nominees below	from voting in all nominees below	all nominees below, except those indicated below

Nominees: Rubens Ometto Silveira Mello, Marcelo Eduardo Martins, Pedro Isamu Mizutani and Vasco Augusto Pinto Fonseca Dias Júnior as Class III Directors.

(5) Vote the election of a new Class I Director of the Company.

FOR	AGAINST	ABSTENTION

Nominee: Nelson Luiz Costa Silva as Class I Director.

*EXCEPTIONS:

S C A N L I N E

The signature must match the name printed in this document. When signing as mandatary or proxy, please clearly indicate such condition. In case of more than one shareholder, the form must be signed by each shareholder.

Number of shares:

Name of the shareholder:

Date, Shareholder Signature	Signature of co-owner

COSAN LIMITED

PROXY SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE ANNUAL SHAREHOLDERS MEETING

OF COSAN LIMITED

The undersigned shareholder hereby revokes any other proxy instruments and appoints the Secretary of the Annual Shareholders’ Meeting of Cosan Limited, to be held on July 1st, 2019, each with full powers of representation, as his/her proxy to participate in the Annual Shareholders’ Meeting of Cosan Limited, to be held on July 1st, 2019, in order to cast votes equivalent to the number of shares to which the undersigned shareholder would be entitled to vote if personally present, in accordance with the voting instructions attached hereto.

ONCE DULY SIGNED, THIS PROXY INSTRUMENT SHALL GRANT POWERS TO THE ATTORNEY TO VOTE IN ACCORDANCE WITH THE VOTING INSTRUCTIONS HEREIN. IN CASE NO INSTRUCTION HAS BEEN PROVIDED, THIS PROXY INSTRUMENT SHALL VOTE IN ACCORDANCE WITH PROPOSALS 1, 2, 3, 4 AND 5. REGARDLESS OF ANY VOTING INSTRUCTION, THE ATTORNEYS SHALL VOTE AT THE DISCRETION OF THEIR PROXIES IN RELATION TO ANY OTHER MATTERS THAT MAY BE SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING.

To include any comments, check the box on the right.

Number of shares:

Name of the shareholder:

Date, Shareholder Signature	Signature of co-owner

SIGNATURE GUARANTEE (IF REQUIRED)

No signature guarantee is required if this Proxy Instrument is signed by (i) the registered holder of the shares, (ii) a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or (iii) a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended. In all other cases an eligible guarantor institution must guarantee all signatures on this Proxy Instrument.

(Name of Medallion Signature Guarantor Guaranteeing Signature)

(Address (including zip code) and Telephone Number (including area code) of Firm)

(Authorized Signature)

(Printed Name)

(Title)

Date:__________, 2019.

SIGNATURES

In compliance with the Securities Exchange Act of 1934, the issuer has collected the signature of this report on its behalf by the undersigned individuals, who have been duly authorized for such purpose.

Date: May 31st, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer